

February 18, 2011

By Facsimile (212.715.8000) and U.S. Mail

Peter Smith, Esq.
Kramer Levin Naftalis Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> Re: **Ameron International Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A filed**
> **Filed February 18, 2011**
> **Filed by Barington Companies Equity Partners, L.P., et. al.**
> **File No. 001-09102**

Dear Mr. Smith:

We have reviewed the above filing and the related response letter and we have the following additional comments.

Revised Preliminary Proxy Statement

1. We note your response to comment 2 of our letter dated February 16, 2011. Please either revise the fifth paragraph on page 18 to disclose in the proxy statement the Barington Group's basis for its statement that the information described in that paragraph constitutes "potential wrongdoing or mismanagement" or remove such language from the proxy statement. In addition, please revise the second sentence of the same paragraph to either eliminate the language "These [instances of potential wrongdoing or mismanagement] included, among other things…" which appears to suggest other instances of potential wrongdoing or mismanagement exist or disclose such other instances in the proxy statement with appropriate support.

2. We note your response to comment 3 of our letter dated February 16, 2011. As requested in the comment, please provide in the disclosure support for the statement that "people inside TAMCO were urging the Company to sell the mini-mill."

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions